ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

[redacted]

08000903

File No. 82-34673
February 20, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Nomura Research Institute, Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Nomura Research Institute, Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

> Press release dated February 15, 2008 and entitled "NRI Announces Decision on Conditions for the Acquisition of Treasury Stock (Acquisition of Own Stock in Accordance with the Requirements of Article 459-1 of Japan's Company Law)".

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1182, facsimile +813-6888-3182).

PROCESSED
FEB 27 2008
THOMSON
FINANCIAL

Very truly yours,

Hironori Shibata

Enclosure

NEWS RELEASE

NRI Announces Decision on Conditions for the Acquisition of Treasury Stock (Acquisition of Own Stock in Accordance with the Requirements of Article 459-1 of Japan's Company Law)

February 15, 2008
Nomura Research Institute, Ltd.

The Board of Directors of Nomura Research Institute, Ltd. (NRI) passed a resolution today on the acquisition of treasury stock by the company in accordance with the requirements of Article 459-1 of Japan's Company Law. Details are given below.

1.Reasons for acquisition of treasury stock
Treasury stock is being acquired to increase capital efficiency and as one measure in NRI's pursuit of a nimble equity policy that ensures responsiveness to changes in the business environment.

2.Details of acquisition

(1)Type of stock to be acquired:	NRI common stock
(2)Maximum number of shares to be acquired:	6 million shares (Percentage of total shares issued, excluding treasury stock: 2.94%)
(3)Maximum investment in this acquisition of stock:	¥15 billion
(4)Acquisition period:	February 18, 2008 to March 18, 2008

Note:Treasury stock holdings as of December 31, 2007:

Total shares issued, excluding treasury stock:	203,861,692 shares
Shares of treasury stock:	21,138,308 shares

[For general inquiries, please contact:]
Shin Ueoka, Investor Relations Department
Tel: +81-3-6660-8390
E-mail: ir@nri.co.jp

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END